Exhibit (h)(27)

AMENDMENT TO
MASTER SERVICES AGREEMENT,

FUND ACCOUNTING AND FUND ADMINISTRATION FEE LETTER,
TRANSFER AGENT AND SHAREHOLDER SERVICES FEE LETTER

This amendment (the “Amendment”) to the Master Services Agreement, Fund Accounting and Fund Administration Fee Letter, and Transfer Agent and Shareholder Services Fee Letter is made by and between Commonwealth International Series Trust, a Massachusetts business trust (the “Trust”) and Ultimus Fund Solutions, LLC, an Ohio limited liability company (“Ultimus”) (collectively the “Parties”), as set forth below:

WHEREAS, the Parties have entered into that certain Master Services Agreement dated August 15, 2018, as amended (the “MSA”) which includes the respective Fund Accounting and Fund Administration Fee Letter and the Transfer Agent and Shareholder Services Fee Letter, each dated August 15, 2018 and amended August 1, 2020 (collectively, the “Fee Letter”); and

WHEREAS, the Parties desire to amend the MSA and the Fee Letter as defined herein; and

WHEREAS, Section 21.3. of the MSA and Section 5 of the Fee Letter allows for its amendment in writing signed by all parties.

NOW THEREFORE, in consideration of the premises and the mutual covenants and agreements herein set forth, the Parties agree as follows:

I.	Amendments

1.	Section 8.1. Initial Term of the MSA is hereby deleted in its entirety and replaced with the following:

8.1. Initial Term. This Agreement shall continue in effect, unless earlier terminated by either party as provided under this Section 8, for the period October 31, 2021 through October 31, 2025 and shall continue in effect for successive twelve-month renewal periods.

2.	Section 4 Fee Increases of the Fund Accounting and Fund Administration Fee Letter is hereby superseded and replaced with the following Section 4:

4 Fee Increases

On the 1st day of April of each calendar year, starting April 1, 2023, Ultimus will increase the base fees listed in Section 1.1 above by an amount not to exceed the average annual change for the prior calendar year in the Consumer Price Index for All Urban Consumers - All Items (seasonally adjusted)[1] plus 1.5%.

3.	Section 4 Fee Increases of the Transfer Agent and Shareholder Services Fee Letter is hereby superseded and replaced with the following Section 4:

4 Fee Increases

On the 1st day of April of each calendar year, starting April 1, 2023, Ultimus will increase the base fees listed in Section 1.1 above by an amount not to exceed the average annual change for the prior calendar year in the Consumer Price Index for All Urban Consumers - All Items (seasonally adjusted)[2] plus 1.5%.

II.	Miscellaneous

1.	Except as amended hereby, the MSA and the Fee Letter including its services addendums shall remain in full force and effect.

2.	This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Capitalized terms used herein without definition, shall have the meaning ascribed to such terms in the MSA and the Fee Letter.

The Parties duly executed this Amendment as of April 5, 2022 and made retroactively effective as of April 1, 2022.

Signature page following

[1]	Using 1982-84=100 as a base, unless otherwise noted in reports by the Bureau of Labor Statistics.
[2]	Using 1982-84=100 as a base, unless otherwise noted in reports by the Bureau of Labor Statistics.

Commonwealth International Series Trust On behalf of all Funds listed on Schedule A to the Master Services Agreement		Ultimus Fund Solutions, LLC

By:	/s/ Robert W. Scharar	By:	/s/ Gary Tenkman
Name:	Robert W. Scharar	Name:	Gary Tenkman
Title:	President	Title:	Chief Executive Officer

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